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                                                                       EXHIBIT 8


                          PRESTON GATES & ELLIS LLP
                                ATTORNEYS
                        701 Fifth Avenue, Suite 5000
                       Seatle, Washington 98104-7078
                             (206) 623-7580



August 26, 1998



Physio-Control International Corporation
11811 Willows Road N.E.
Redmond, WA 98073-9706

Re: Merger of PC Merger Corp., a Washington corporation and wholly-owned subsidiary of Medtronic, Inc. with and into Physio-Control International Corporation

Ladies and Gentlemen:

We have acted as counsel to Physio-Control International Corporation ("Company") in connection with the planned merger (the "Merger") into Company of PC Merger Corp., a Washington corporation ("Merger Subsidiary"), which is a newly formed and wholly-owned subsidiary of Medtronic, Inc., a Minnesota corporation ("Parent"), pursuant to an Agreement and Plan of Merger dated as of June 27, 1998 (the "Agreement") by and among Company, Parent, and Merger Subsidiary.
This opinion is being delivered to you pursuant to Section 6.3(e) of the Agreement. Unless otherwise specified, capitalized terms shall have the meaning assigned to such terms in the Agreement. All section references unless otherwise indicated are to the Internal Revenue Code of 1986, as amended (the "Code").

For the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy at all relevant times of the statements, covenants, representations and warranties contained in the following documents:

     the Agreement;

     the Proxy Statement/Prospectus jointly filed by the Company and Parent with the Securities and Exchange Commission ("SEC") in connection with the Merger (the "Proxy Statement/Prospectus");

     the representation letters dated the date hereof which were provided to us by Company and Parent, forms of which are attached hereto as exhibits; and

     such other instruments and documents related to the formation, organization, and operation of the Company, Parent and Merger Subsidiary, the consummation of the Merger, and the transactions contemplated thereby as we deemed necessary or appropriate.

In reviewing these documents, we have assumed that original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there

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has been, or will be by the Effective Time, due execution and delivery of all documents where executions and delivery are prerequisites to the effectiveness thereof. In addition, we assume that the Merger will be consummated in accordance with the Agreement and as described in the Proxy
Statement/Prospectus.

Any inaccuracy in any of the aforementioned statements, representations, and assumptions or breach of any of the aforementioned covenants could adversely affect our opinion.

On the basis of and subject to the foregoing and subject to the limitations set forth below, it is our opinion that, under presently applicable federal income tax law, the Merger will be a tax-free reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and that the Company, Parent and Merger Subsidiary will each be "a party to a reorganization" within the meaning of section 368(b) of the Code. As a result, the following U.S. federal income tax consequences will occur:

     No gain or loss will be recognized by Company as a result of the Merger.

     No gain or loss will be recognized by holders of Company Common Stock upon their receipt in the Merger of Parent Common Stock in exchange therefor.

     The tax basis of the shares of Parent Common Stock received by a Company shareholder in the Merger will be the same as the tax basis of the Company Common Stock surrendered in exchange therefor.

     The holding period of the shares of Parent Common Stock received by a Company shareholder in the Merger will include the holding period of the Company Common Stock surrendered in exchange therefor, provided that such shares of Company Common Stock are held as capital assets at the Effective Time.

     Gain or loss will be recognized with respect to cash received in lieu of fractional shares of Parent Common Stock in an amount equal to the difference between the cash received and the basis that such shareholder would have had in such fractional share of Parent Common Stock if such fractional share had actually been received.

It is also our opinion that the discussion in the Proxy Statement/Prospectus under the caption "Certain Federal Income Tax Consequences" insofar it constitutes statements of United States federal income tax law or legal conclusions, subject to the assumptions, limitations and qualification set forth therein, is a fair and accurate summary of such matters.

Our opinions are based on our interpretation of the Code, applicable Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. We do not undertake to advise you as to any such future changes or interpretations unless we are specifically retained to do so. Our opinion will not be binding upon the Internal Revenue Service (the "Service"), and the Service will not be precluded from adopting a contrary position.

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No opinion is expressed as to any matter not specifically addressed above including, without limitation, the tax consequences of the Merger under any foreign, state, or local tax law or the tax consequences of any transaction other than the Merger. Moreover, tax consequences which are different from or in addition to those described herein may apply to Company shareholders who are subject to special treatment under the U.S. federal income tax laws, such as foreign persons and persons who acquired their shares in compensatory transactions.

If the Service successfully challenged the status of the Merger as a tax-free reorganization, a Company shareholder would recognize a gain or loss in an amount equal to the difference between the shareholder's basis in his or her Company Common Stock and the fair market value, as of the Effective Time, of the Parent Common Stock received in exchange therefor. In such event, the shareholder's basis in the Parent Common Stock so received would be equal to its fair market value as of the Effective Time, and the holding period for such stock would begin on the day after the Effective Time. A Company shareholder would also recognize gain or loss on any cash received in lieu of fractional shares in an amount equal to the difference between the cash received and the basis that such shareholder would have had in such fractional share of Parent Common Stock if such fractional share had actually been received.


This opinion may not be relied upon by any person other than the Company and its shareholders; nor may it be filed with any governmental agency or be used for any other purpose; except that we hereby consent to the filing of this opinion as an exhibit to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 of Medtronic, Inc. in which the Proxy Statement/Prospectus forms a part, and to the references to Preston Gates & Ellis LLP under the captions "The Merger--Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus.


                              Very truly yours,

                              Preston Gates & Ellis LLP




                              By /s/ Lance W. Behnke

                                   Lance W. Behnke
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